Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 23, 2014

Relating to Preliminary Prospectus dated January 21, 2014

Registration No. 333-193346

This free writing prospectus relates only to the securities of E2open, Inc. and should be read together with the preliminary prospectus dated January 21, 2014 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-193346) relating to these securities. On January 23, 2014, we filed Amendment No. 2 to the Registration Statement to (i) reflect an increase in the number of shares of common stock to be offered by the selling stockholders to 2,053,519 shares, resulting in an aggregate offering size of 4,160,557 shares of common stock, (ii) reflect an increase in the option to purchase additional shares of common stock to 624,082 shares, (iii) reflect an assumed public offering price per share of $26.28, which was the closing price of our common stock as reported on the NASDAQ Global Market on January 22, 2014, and (iv) make certain related changes, which Amendment No.  2 may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1540400/000119312514018258/d608790ds3a.htm.

References to “E2open,” “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the cover page to the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Summary—The Offering” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary Consolidated Financial Information” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Future sales of our common stock in the public market could cause our share price to fall” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment” has been updated in its entirety to read as set forth on Exhibit E.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit F.

The disclosure set forth in the Preliminary Prospectus under “Market Price of Common Stock” has been updated in its entirety to read as set forth on Exhibit G.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit H.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit I.

The disclosure set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” has been updated in its entirety to read as set forth on Exhibit J.

The disclosure set forth in the Preliminary Prospectus under “Underwriting” has been updated in its entirety to read as set forth on Exhibit K.

The disclosure set forth in the back cover page to the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit L.

FWP DISCLAIMER:

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 866-500-5408.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until our registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

EXHIBIT A

SUBJECT TO COMPLETION, DATED JANUARY 23, 2014

PROSPECTUS

4,160,557 Shares

Common Stock

We are selling 2,107,038 shares of our common stock. The selling stockholders are selling 2,053,519 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our common stock is listed on the NASDAQ Global Market under the ticker symbol “EOPN.” On January 22, 2014, the last reported sale price of our common stock on the NASDAQ Global Market was $26.28 per share.

We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements. Investing in the common stock involves risk that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional 624,082 shares from certain selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2014.

BofA Merrill Lynch	Pacific Crest Securities

William Blair	Canaccord Genuity	Needham & Company

The date of this prospectus is                     , 2014.

EXHIBIT B

The Offering

Common stock offered by us	2,107,038 shares

Common stock offered by the selling stockholders	2,053,519 shares

Option to purchase additional common stock granted by certain selling stockholders	624,082 shares

Common stock to be outstanding after the offering	28,721,250 shares

Use of proceeds	The net proceeds to us from this offering will be approximately $51.6 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the shares sold by selling stockholders. We intend to use the net proceeds from this offering primarily for general corporate purposes and other operating expenses, including expenditures related to this offering, working capital, sales and marketing activities, general and administrative expenses and capital expenditures. In addition, if appropriate opportunities arise to acquire or invest in complementary businesses, product lines, products or technologies, we may use a portion of the net proceeds for such acquisition or investment. However, we are not currently discussing any such potential acquisition or investment with any third party.

NASDAQ Global Market symbol	EOPN

The number of shares of our common stock to be outstanding after the completion of this offering is based on 26,614,212 shares outstanding as of November 30, 2013, and excludes:

•	2,393,865 shares of common stock issuable upon the exercise of options outstanding as of November 30, 2013, at a weighted average exercise price of $9.71 per share;

•	576,843 shares of common stock issuable upon the release of outstanding restricted stock units as of November 30, 2013; and

•	2,694,645 shares reserved for future issuance under our 2012 Equity Compensation Plan, as well as shares originally reserved for issuance under our 2003 Stock Plan, but which may become available for awards under our 2012 Equity Compensation Plan, which plan contains provisions that will automatically increase its share reserve each year.

Except for historical financial statements or as otherwise indicated, information in this prospectus reflects or assumes no exercise after November 30, 2013 of outstanding options and no exercise of the underwriters’ option to purchase additional shares.

EXHIBIT C

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

We have derived the summary consolidated financial data for the fiscal year ended February 28, 2011, February 29, 2012 and February 28, 2013 from our audited consolidated financial statements incorporated by reference into this prospectus. We have derived the summary consolidated financial data for the nine months ended November 30, 2012 and 2013 and as of November 30, 2013 from our unaudited consolidated financial statements incorporated by reference into this prospectus. Our historical results are not necessarily indicative of our future results. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended February 28, 2013, and in our Quarterly Report on Form 10-Q for the three months ended November 30, 2013.

	Year Ended February 28 or 29,			Nine Months Ended November 30,
	2011	2012	2013	2012	2013
	(In thousands, except per share data)
Revenue
Subscriptions and support	$39,419	$35,816	$43,793	$32,160	$40,125
Professional services and other	16,104	23,871	31,145	25,167	11,746

Total revenue	55,523	59,687	74,938	57,327	51,871
Cost of revenue
Subscriptions and support	7,531	7,514	8,275	6,212	7,942
Professional services and other	11,774	14,116	15,037	11,008	12,852
Amortization of acquired intangibles	—	—	—	—	466

Total cost of revenue	19,305	21,630	23,312	17,220	21,260
Gross profit
Subscriptions and support	31,888	28,302	35,518	25,948	31,717
Professional services and other	4,330	9,755	16,108	14,159	(1,106)

Total gross profit	36,218	38,057	51,626	40,107	30,611
Operating expenses
Research and development	11,463	13,240	14,999	11,270	13,705
Sales and marketing	12,756	18,590	28,222	20,168	26,334
General and administrative	5,064	5,963	8,413	6,109	7,502
Acquisition-related expenses	—	—	—	—	1,131
Amortization of acquired intangibles	—	—	—	—	394

Total operating expenses	29,283	37,793	51,634	37,547	49,066

Income (loss) from operations	6,935	264	(8)	2,560	(18,455)
Interest and other expense, net	(259)	(411)	(437)	(317)	(379)

Income (loss) before income taxes	6,676	(147)	(445)	2,243	(18,834)
Benefit from (provision for) income taxes	(33)	(78)	(264)	(137)	135

Net income (loss)	$6,643	$(225)	$(709)	$2,106	$(18,699)
Undistributed earnings allocated to preferred stockholders	(6,643)	—	—	—	—

Net income (loss) allocated to common stockholders	—	(225)	(709)	2,106	(18,699)

Net income (loss) per share attributable to common stockholders:
Basic	$—	$(0.04)	$(0.04)	$0.13	$(0.72)

Diluted	$—	$(0.04)	$(0.04)	$0.08	$(0.72)

Weighted average shares used to compute net income (loss) per share:
Basic	5,788	5,918	17,490	16,243	26,061

Diluted	5,788	5,918	17,490	25,882	26,061

Other comprehensive income (loss), net:
Net unrealized gains (losses) on investments during the period	—	—	14	5	(15)
Less: reclassification adjustment for losses (gains) included in income	—	—	—	—	14

Net unrealized gains (losses) on investments	—	—	14	5	(1)
Net foreign currency translation gains (losses)	—	9	(40)	(31)	65

Total other comprehensive income (loss), net	—	9	(26)	(26)	64

Total comprehensive income (loss)	6,643	(216)	(735)	2,080	(18,635)

	Year Ended February 28 or 29,			Nine Months Ended
	2011	2012	2013	November 30, 2012	November 30, 2013
	(In thousands, except per share data)
Other Financial and Operational Data:
Adjusted EBITDA (1)	$9,371	$2,517	$3,853	$5,327	$(11,003)

Free cash flow (2)	$(697)	$(2,495)	$(2,095)	$(6,212)	$(15,571)

Number of unique registered trading partners (at period end) (3)	26,440	30,772	35,302	34,740	37,931
Number of unique registered users (at period end) (3)	73,377	88,012	108,846	105,060	122,739

(1)	We define Adjusted EBITDA as net income (loss) adjusted for interest and other income (expense), net, benefit from (provision for) income taxes, depreciation and amortization, stock-based compensation expense and acquisition-related expenses. Please see “Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.
(2)	We define free cash flow as net cash provided by (used in) operating activities less capital expenditures. Please see “Free Cash Flow” below for more information and for a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(3)	We define unique registered trading partners and unique registered users as entities and individuals, respectively, that are connected to our network as of the balance sheet date. We view the number of unique registered trading partners and unique registered users as key indicators of the reach of our network and the value our enterprise customers are deriving from our solutions.

Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Year Ended February 28 or 29,			Nine Months Ended November 30,
	2011	2012	2013	2012	2013
	(In thousands)
Cost of revenue	$223	$203	$621	$444	$1,132
Research and development	108	84	184	130	349
Sales and marketing	154	259	749	488	1,466
General and administrative	92	181	691	509	1,062

Total stock-based compensation	$577	$727	$2,245	$1,571	$4,009

The following table sets forth our summary consolidated balance sheet data as of November 30, 2013:

•	on an actual basis; and

•	on an as adjusted basis to reflect our receipt of the net proceeds from our sale of 2,107,038 shares of common stock in this offering at an assumed public offering price of $26.28 per share, which was the closing price of our common stock as reported on the NASDAQ Global Market on January 22, 2014, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of November 30, 2013
	Actual	As adjusted (1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$12,765	$64,406
Property and equipment, net	3,469	3,469
Working capital, excluding deferred revenue	16,367	68,008
Total assets	78,728	130,369
Total stockholders’ equity	14,960	66,601

(1)	A $1.00 increase (decrease) in the assumed public offering price of $26.28 per share, the closing price of our common stock as reported on the NASDAQ Global Market on January 22, 2014, would increase (decrease) cash and cash equivalents and each of working capital, excluding deferred revenue, total assets and total stockholders’ equity (deficit) by approximately $2.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents and each of working capital, excluding deferred revenue, total assets and total stockholders’ equity (deficit) by approximately $25.0 million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Key Financial Performance Metrics

We monitor the key financial metrics set forth below as well as revenue, gross profit, gross margin, net income (loss), operating cash flow, cash and cash equivalents, and available debt capacity, which are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the three months ended November 30, 2013, to help us evaluate trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational effectiveness and efficiencies.

Adjusted EBITDA

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans.

Adjusted EBITDA is defined as net income (loss) adjusted for interest and other income (expense), net, benefit from or provision for income taxes, depreciation and amortization, stock-based compensation expense and acquisition-related expenses. Management believes that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period to period comparisons of results of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Management believes that it is useful to exclude certain non-cash charges, such as depreciation, amortization and stock-based compensation, and non-core operational charges, such as interest and other income (expense), net and acquisition-related expenses from Adjusted EBITDA because (1) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (2) such expenses can vary significantly between periods as a result of the timing of new stock-based awards, acquisitions or restructurings, as the case may be.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the future need to augment or replace such assets; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of Adjusted EBITDA to net income (loss) for each of the periods indicated:

	Year Ended February 28 or 29,			Nine Months Ended November 30,
	2011	2012	2013	2012	2013
	(In thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$6,643	$(225)	$(709)	$2,106	$(18,699)
Interest and other expense (income), net	259	411	437	317	379
Benefit from (provision for) income taxes	33	78	264	137	(135)
Depreciation and amortization	1,859	1,526	1,616	1,196	2,312
Acquisition-related expenses	—	—	—	—	1,131
Stock-based compensation	577	727	2,245	1,571	4,009

Adjusted EBITDA	$9,371	$2,517	$3,853	$5,327	$(11,003)

Free Cash Flow

Free cash flow is a key measure used in our internal operating reports and allows us to manage the cash available to fund our debt obligations and potential strategic initiatives. Management believes that free cash flow is useful to investors as a supplemental measure to evaluate our business over time.

Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures. Capital expenditures consist of purchases of property, equipment and software. Management believes that the use of free cash flow provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operating performance and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Free cash flow should not be considered a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. Management compensates for the inherent limitations associated with measuring free cash flow through disclosure of such limitations, presentation of our consolidated financial statements in accordance with GAAP and reconciliation of free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities. A reconciliation of net cash provided by (used in) operating activities to free cash flow is presented below:

	Year Ended February 28 or 29,			Nine Months Ended November 30,
	2011	2012	2013	2012	2013
	(In thousands)
Free Cash Flow Data:
Net cash provided by (used in) operating activities	$88	$(826)	$(957)	$(5,095)	$(15,406)
Capital expenditures	(785)	(1,669)	(1,138)	(1,117)	(165)

Free cash flow	$(697)	$(2,495)	$(2,095)	$(6,212)	$(15,571)

EXHIBIT D

Future sales of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. In addition, certain holders of our shares of common stock are entitled to rights with respect to registration of such shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration rights agreement between such holders and us and pursuant to the acquisition agreement between us and ICON. If such holders sell a large number of shares, the market price for our common stock could be adversely affected. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

All of the common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. 6,914,715 shares of common stock outstanding after this offering, based on shares outstanding as of November 30, 2013, will be restricted as a result of lock-up agreements or other contractual restrictions that restrict transfers for at least 60 days after the date of this prospectus, subject to certain extensions.

We filed a registration statement on Form S-8 under the Securities Act to register shares for issuance under our 2003 Stock Plan and 2012 Equity Compensation Plan. Our 2012 Equity Compensation Plan provides for automatic increases in the shares reserved for issuance under the plan which could result in additional dilution to our stockholders. These shares can be freely sold in the public market upon issuance and vesting, subject to a lock-up period and other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

We may also issue shares of our common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

EXHIBIT E

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $25.24 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in this offering will have contributed approximately 13% of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately 7% of our total outstanding shares as of November 30, 2013 after giving effect to this offering. Further, if outstanding options to purchase our common stock are exercised, you will experience additional dilution.

EXHIBIT F

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 2,107,038 shares of common stock in this offering at an assumed public offering price of $26.28 per share, which was the closing price of our common stock as reported on the NASDAQ Global Market on January 22, 2014, will be approximately $51.6 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds of this offering primarily for general corporate purposes and other operating expenses, including expenditures related to this offering, working capital, sales and marketing activities, general and administrative expenses and capital expenditures. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business.

In addition, if appropriate opportunities arise to acquire or invest in complementary businesses, product lines, products or technologies, we may use a portion of the net proceeds for such acquisition or investment. However, we are not currently discussing any such potential acquisition or investment with any third party.

Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

EXHIBIT G

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the NASDAQ Global Market under the symbol “EOPN” since July 26, 2012. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market:

	High	Low
Year Ended February 28, 2013:
Second Quarter (from July 26, 2012)	$14.44	$11.75
Third Quarter	$18.20	$12.56
Fourth Quarter	$20.50	$12.95

	High	Low
Year Ended February 28, 2014:
First Quarter	$22.00	$12.27
Second Quarter	$21.15	$13.91
Third Quarter	$26.00	$18.54
Fourth Quarter (through January 22, 2014)	$26.70	$19.94

On January 22, 2014, the last reported sale price of our common stock on the NASDAQ Global Market was $26.28 per share. As of November 30, 2013, we had 240 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

EXHIBIT H

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of November 30, 2013:

•	on an actual basis; and

•	on an as adjusted basis to reflect our receipt of the net proceeds from our sale of 2,107,038 shares of common stock in this offering at an assumed public offering price of $26.28 per share, which was the closing price of our common stock as reported on the NASDAQ Global Market on January 22, 2014, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing in our Quarterly Report on Form 10-Q for the three months ended November 30, 2013.

	Actual	As Adjusted
Cash and cash equivalents	$12,381	$64,022

Long-term investments	384	384
Current liabilities	54,942	54,942
Long-term liabilities	8,826	8,826
Stockholders’ equity (deficit)
Preferred stock, $0.001 par value: 10,000,000 authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value: 26,614,212, actual; authorized, 100,000,000; issued and outstanding, 28,721,250, issued and outstanding as adjusted	27	29
Additional paid-in capital	374,780	426,419
Accumulated other comprehensive income	47	47
Accumulated deficit	(359,894)	(359,894)

Total stockholders’ equity deficit	14,960	66,601

Total capitalization	$78,728	$130,369

The number of shares of our common stock outstanding after the completion of this offering is based on 26,614,212 shares outstanding as of November 30, 2013, and excludes:

•	2,393,865 shares of common stock issuable upon the exercise of options outstanding as of November 30, 2013 at a weighted average exercise price of $9.71 per share;

•	576,843 shares of common stock issuable upon the release of outstanding restricted stock units as of November 30, 2013; and

•	2,694,645 shares reserved for future issuance under our 2012 Equity Compensation Plan, as well as shares originally reserved for issuance under our 2003 Stock Plan, but which may become available for awards under our 2012 Equity Compensation Plan, which plan contains provisions that will automatically increase its share reserve each year.

Except for historical financial statements or as otherwise indicated, information in this prospectus reflects or assumes no exercise after November 30, 2013 of outstanding options and no exercise of the underwriters’ option to purchase additional shares.

EXHIBIT I

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this public offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

At November 30, 2013, our net tangible book value was approximately $(21.8) million, or $(0.82) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the shares of common stock outstanding at November 30, 2013. After giving effect to our sale of 2,107,038 shares of common stock in this offering at an assumed public offering price of $26.28 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at November 30, 2013 would have been $29.8 million, or $1.04 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $1.86 per share to existing stockholders and an immediate dilution of $25.24 per share to new investors.

The following table illustrates this dilution:

Assumed public offering price per share		$26.28
Net tangible book value per share as of November 30, 2013	$(0.82)
Increase per share attributable to this offering	1.86

As adjusted net tangible book value per share after giving effect to this offering		1.04

Net tangible book value dilution per share to investors in this offering		$25.24

The following table summarizes, on an as adjusted basis as of November 30, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at an assumed public offering price of $26.28 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased Number	Percent	Total Consideration Amount	Percent	Average Price Per Share
Existing stockholders	26,614,212	93%	$374,806,802	87%	$14.08
New investors	2,107,038	7%	55,372,959	13%	26.28

Total	28,721,250	100%	$430,179,761	100%	$14.98

The foregoing calculations are based on 26,614,212 shares of our common stock outstanding as of November 30, 2013, and excludes:

•	2,393,865 shares of common stock issuable upon the exercise of options outstanding as of November 30, 2013 at a weighted average exercise price of $9.71 per share;

•	576,843 shares of common stock issuable upon the release of outstanding restricted stock units as of November 30, 2013; and

•	2,694,645 shares reserved for future issuance under our 2012 Equity Compensation Plan, as well as shares originally reserved for issuance under our 2003 Stock Plan, but which may become available for awards under our 2012 Equity Compensation Plan, which plan contains provisions that will automatically increase its share reserve each year.

Sales by the selling stockholders in this offering will cause the number of shares owned by the existing stockholders to be reduced by 2,053,519 shares or 7.1% of the total number of shares of our common stock outstanding upon the closing of the offering.

EXHIBIT J

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of November 30, 2013 by: (i) all those known by us to be beneficial owners of more than five percent of the outstanding shares of our common stock; (ii) each of our directors; (iii) each named executive officer; (iv) all current directors and executive officers as a group and (v) all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of November 30, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 26,614,212 shares of our common stock outstanding as of November 30, 2013. Percentage ownership of our common stock after this offering includes our sale of 2,107,038 shares of common stock in this offering. Except as set forth below, the address of each stockholder listed in the following table is E2open, Inc., 4100 East Third Avenue, Suite 400, Foster City, California 94404.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering
	Shares	Percentage		Shares	Percentage
5% Stockholders:
Entities affiliated with Crosspoint Venture Partners (1)	3,788,509	14.2%	1,101,926	2,686,583	9.4%
670 Woodside Road, Woodside, California 94061
FMR LLC (2)	2,901,281	10.9%	—	2,901,281	10.1%
82 Devonshire Street, Boston, Massachusetts 02109
Entities Affiliated with Invesco Private Capital, Inc. (3)	1,323,110	5%	500,000	823,110	2.9%
c/o Invesco Private Capital, Inc., 1166 Avenue of the Americas, 25th Floor, New York, New York 10036
Named Executive Officers and Directors:
Mark E. Woodward (4)	978,588	3.6%	—	978,588	3.4%
Peter J. Maloney (5)	117,002	*	—	117,002	*
David Packer (6)	18,476	*	—	18,476	*
John B. Mumford (7)	6,307,375	23.7%	—	5,205,449	18.1%
Carl Bass (8)	56,494	*	—	56,494	*
Bernard F. Mathaisel (9)	68,205	*	—	68,205	*
Nicholas G. Moore (10)	97,941	*	—	97,941	*
Patrick J. O’Malley, III (11)	48,285	*	—	48,285	*
Stephen M. Ward, Jr. (12)	138,513	*	—	138,513	*
All current directors and executive officers as a group (11 persons) (13)	7,866,192	28.9%		6,764,266	23.0%
Other Selling Stockholders:
ICON Gesellschaft Fur Supply Chain Management mbh (14)	451,593	1.7%	451,593	—	—

*	Represents beneficial ownership of less than 1%.

(1)	The information reported is based upon a Schedule 13G filed with the SEC on February 5, 2013 and a Form 4 filed with the SEC on August 5, 2013 by Crosspoint Associates 2000, LP (“Crosspoint Associates”) on behalf of itself, Crosspoint Venture Partners 2000 Q, LP (“CVP 2000 (Q)”), Crosspoint Venture Partners 2000, L.P. (“CVP 2000”) and John B. Mumford. Includes (i) 388,958 shares held by CVP 2000, (ii) 3,391,551 shares held by CVP 2000 (Q), (iii) options to purchase 837 shares vested and exercisable within 60 days of November 30, 2013 held of record by CVP 2000 and (iv) options to purchase 7,163 shares vested and exercisable within 60 days of November 30, 2103 held of record by CVP 2000 (Q). Crosspoint Associates is the general partner of CVP 2000 and CVP 2000 (Q) with shared voting and dispositive power over the shares held by each of CVP 2000 and CVP 2000 (Q). John B. Mumford, one of our directors, is a managing member of Crosspoint Associates and has sole voting and dispositive power of the shares held by CVP 2000 and CVP 2000 (Q). Mr. Mumford disclaims beneficial ownership of the shares held directly by CVP 2000 and CVP 2000 (Q). The address for these entities is 670 Woodside Road, Redwood City, California 94061.
(2)	The information reported is based solely upon a Schedule 13G filed with the SEC on March 11, 2013 by FMR LLC, on behalf of itself, Edward C. Johnson 3d, Fidelity Management & Research Company (“Fidelity”) and Fidelity OTC Portfolio. According to the Schedule 13G, Fidelity, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,901,281 shares of the common stock outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock. The ownership of one investment company, Fidelity OTC Portfolio, amounted to 1,266,988 shares or 5.055% of the Common Stock outstanding at February 28, 2013. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity and the funds, each has sole power to dispose of the 2,901,281 shares owned by the funds. Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees. The address for these entities is 82 Devonshire Street, Boston, MA 02109.
(3)	The information reported is based upon a Schedule 13G filed with the SEC on February 14, 2013 by Invesco Private Capital, Inc. and a Form 4 filed with the SEC on August 19, 2013. Includes (i) 774,853 shares held by Chancellor V, L.P. (“Chancellor V”), (ii) 399,451 shares held by Chancellor V-A, L.P. (“Chancellor V-A”), (iii) 121,056 shares held by Citiventure 2000, L.P. (“Citiventure”), (iv) options to purchase 16,601 shares vested and exercisable within 60 days of November 30, 2013 held of record by Chancellor V, (v) options to purchase 8,557 shares vested and exercisable within 60 days of November 30, 2013 held of record by Chancellor V-A and (vi) options to purchase 2,592 shares vested and exercisable within 60 days of November 30, 2013 held of record by Citiventure. Invesco Private Capital, Inc. is the managing member of IPC Direct Associates V, LLC, which is the general partner of each of Chancellor V, Chancellor V-A and Citiventure (together, the “Invesco Capital Entities”). Johnston L. Evans, who previously served on our board of directors, is a managing director of Invesco Private Capital, Inc. and a member of the investment committee of IPC Direct Associates V, LLC. Accordingly, Mr. Evans may be deemed to share voting and dispositive power of the shares held by the Invesco Capital Entities. The address for these entities is c/o Invesco Private Capital, Inc., 1166 Avenue of the Americas, 25th Floor, New York, New York 10036.
(4)	Includes (i) 218,546 shares issuable upon the exercise of options that are vested and exercisable within 60 days of November 30, 2013, (ii) 694,787 shares held in trusts, for which Mr. Woodward disclaims beneficial ownership of 104,283 shares and (iii) 65,255 shares held of record by Mr. Woodward.
(5)	Includes (i) 44,596 shares issuable upon the exercise of options that are vested and exercisable within 60 days of November 30, 2013 and (ii) 72,406 shares held of record by Mr. Maloney.

(6)	Includes 18,476 shares issuable upon the exercise of options that are vested and exercisable within 60 days of November 30, 2013.
(7)	Includes (i) 3,391,551 shares held by CVP 2000 (Q), (ii) 388,958 shares held by CVP 2000, (iii) options to purchase 837 shares vested and exercisable within 60 days of November 30,2013 held of record by CVP 2000, (iv) options to purchase 7,163 shares vested and exercisable within 60 days of November 30, 2103 held of record by CVP 2000 (Q), (v) 542 shares held by Mumford CVP 2000, (vi) 1,874,386 shares held of record by Mr. Mumford’s family trust, (vii) 633,138 shares held by Mumford Lanai LLC and (viii) options to purchase 10,800 shares vested and exercisable within 60 days of November 30, 2013. Mr. Mumford disclaims beneficial ownership of the shares held directly by CVP 2000 and CVP 2000 (Q).
(8)	Includes (i) 56,235 shares issuable upon the exercise of options exercisable within 60 days of November 30, 2013, of which 32,092 are vested and (ii) 259 shares held of record by Mr. Bass.
(9)	Includes 68,205 shares issuable upon the exercise of options that are exercisable within 60 days of November 30, 2013, of which 61,062 are vested.
(10)	Includes (i) 69,370 shares issuable upon the exercise of options that are exercisable within 60 days of November 30, 2013, of which 62,227 are vested and (ii) 28,571 shares held of record by Moore Family Ventures, L.P. for which Mr. Moore serves as a general partner.
(11)	Mr. O’Malley, one of our directors, holds, on behalf of Seagate Technology LLC, 48,285 shares issuable upon the exercise of options that are exercisable within 60 days of November 30, 2013, of which 24,142 are vested. Mr. O’Malley disclaims beneficial ownership of the option and the underlying shares, and all shares reported by the Seagate Entities.
(12)	Includes (i) 67,085 shares issuable upon the exercise of options that are exercisable within 60 days of November 30, 2013, of which 59,942 are vested and (ii) 71,428 shares held of record by Stephen M. Ward, Jr. and Lori Beth Ward as community property.
(13)	Includes 644,911 shares issuable upon the exercise of options that are exercisable within 60 days of November 30, 2013, of which 575,196 are vested.
(14)	On July 30, 2013, we acquired all of the outstanding shares of ICON for approximately $26.6 million. We issued 451,593 shares of our common stock to ICON Gesellschaft Fur Supply Chain Management mbh (“ICON mbh”), the sole stockholder of ICON, as partial consideration in connection with the acquisition. Kurt Mannchen and Michael Keppler are managing directors of ICON mbh and may be deemed to share voting and dispositive power of the shares held by ICON mbh. The address for Mr. Mannchen, Mr. Keppler and ICON mbh is An der Raumfabrik 31A, 76227 Karlsruhe, Germany.

EXHIBIT K

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Pacific Crest Securities LLC
William Blair & Company, L.L.C.
Canaccord Genuity Inc.
Needham & Company, LLC

Total	4,160,557

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us.

Option to Purchase Additional Shares

Certain selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 624,082 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, and our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

The shares are listed on the NASDAQ Global Market under the symbol “EOPN.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, with effect from and including the date on which the Prospectus

Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the

Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

EXHIBIT L

4,160,557 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Pacific Crest Securities

William Blair

Canaccord Genuity

Needham & Company

                    , 2014